EX-99.77J REVALUATION

Exhibit 77(j)(b) - Restatement of Capital Accounts

For the year ended February 29, 2016, the American Trust Allegiance Fund decreased undistributed net investment loss by $408,036, increased accumulated net realized loss by $456,581, and increased paid-in capital by $48,545.

For the period ended February 29, 2016, the Vivaldi Orinda Macro Opportunities Fund decreased accumulated net realized gain by $1,058,309, decreased undistributed net investment loss by $926,780, and increased paid-in capital by $131,529.

For the period ended February 29, 2016, the Orinda Income Opportunities Fund increased accumulated net realized loss by $776,512, increased undistributed net investment gain by $5,569,098, and decreased paid-in capital by $4,792,586.

For the period ended February 29, 2016, the Pzena Mid Cap Focused Value Fund increased accumulated net realized losses by $5 and increased undistributed net investment income gain by $5.

For the period ended February 29, 2016, the Pzena Emerging Markets Focused Value Fund increased accumulated net realized losses by $37,704, increased undistributed net investment income by $39,355, and decreased paid-in capital by $1,651.

For the period ended February 29, 2016, the Pzena Long/Short Value Fund increased accumulated net realized losses by $29,361, increased undistributed net investment income by $24,186, and increased paid-in capital by $5,175.

The reclassifications have no effect on net assets or net asset value per share.